

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Nick Leschly
President and Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, Massachusetts, 02142

> **Re: 2seventy bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2022**
> **File No. 333-268222**

Dear Nick Leschly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Akbari, Esq.